REGISTRATION NO.333-107494
                                                FILED PURSUANT TO RULE 424(b)(3)







  PROSPECTUS SUPPLEMENT


                    [Logo of The First American Corporation]
                         THE FIRST AMERICAN CORPORATION
                        3,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

     We are offering up to 3,000,000 of our common shares, par value $1 per share, for issuance from time to time as full or partial consideration for the acquisition of businesses, assets or securities of other business entities.

     People who receive shares of our common stock in connection with an acquisition may be permitted by us to use this prospectus and a prospectus supplement to resell their shares. You should read the section titled "Selling Shareholders" to find out more information about resales, if any, including the amount of securities being resold.

     The specific terms of each acquisition will be determined at or near the time of the acquisition by negotiations with the owners of the businesses, assets or securities to be acquired. Shares of our common stock issued hereunder will be valued at approximately the market value at the time the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a specific period of time before we deliver the shares.

     We may be required to provide further information by means of a post-effective amendment to the registration statement of which this prospectus forms a part or a prospectus supplement once we know the actual information concerning a specific acquisition. We urge you to read this prospectus, any accompanying prospectus supplement and the information described under the heading "Documents Incorporated By Reference" before you make your investment decision.

     We do not expect to receive any cash proceeds from the sale of our common shares pursuant to this prospectus, or to use an underwriter or pay underwriting discounts or commissions with respect to such shares.

     Our common shares are traded on the New York Stock Exchange under the trading symbol "FAF." On May 28, 2004, the closing price of one of our common shares on the New York Stock Exchange was $25.96.


            --------------------------------------------------------

                   An investment in our company involves risk.
        You should read carefully the "Risk Factors" beginning on page 3 before deciding whether to purchase shares of our common stock.

            --------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     This prospectus is dated June 1, 2004.

                          ---------------------------
                               TABLE OF CONTENTS
                                                                            Page

     Prospectus Summary........................................................1
     Risk Factors..............................................................3
     Selected Financial Data...................................................5
     Selling Shareholders......................................................6
     Where You Can Find More Information.......................................8
     Documents Incorporated by Reference.......................................8
     Special Note of Caution Regarding
        Forward-Looking Statements.............................................9
     Legal Matters.............................................................9
     Experts...................................................................9

                           ---------------------------

     This prospectus incorporates important business and financial information about The First American Corporation that is not included in or delivered with this document. This means that we may satisfy our disclosure obligations to you by referring you to one or more documents separately filed with the SEC. See "Documents Incorporated By Reference" on page 8 for a list of documents that we have incorporated by reference into this prospectus. This information is available to shareholders without charge upon written or oral request to:


                         The First American Corporation
                                 Mark R Arnesen
                              1 First American Way
                        Santa Ana, California 92707-5913
                                 (714) 800-3000


     To obtain timely delivery, you must request the information at least five business days before the date on which you must make a decision on whether to invest in our company.

                                      (i)

                               PROSPECTUS SUMMARY

Our Company

     We are engaged in the business of providing business information and related products and services. Our operations include seven reportable segments segregated into two business groups. The first group, Financial Services, includes title insurance, specialty insurance, and trust and other services. The second group, Information Technology, includes mortgage information, property information, credit information and screening information. The title insurance segment issues policies, which are insured statements of the condition of title to real property, and provides other related services. The specialty insurance segment provides home warranties, which protect homeowners against defects in home fixtures, and also offers property and casualty insurance. The trust and other services segment provides trust, banking and investment advisory services. The mortgage information segment primarily provides to mortgage lender customers flood zone determination reports that provide information on whether or not a property is in a special flood hazard area, the status of tax payments on real property securing loans, default services, and other mortgage information services. The property information segment supplies core real estate data, providing, among other things, property valuation information, title information, tax information and imaged title documents. The credit information segment provides conventional credit information as well as sub-prime credit information. The screening information segment, which comprises First Advantage Corporation, a Nasdaq-listed company, provides drug testing and other occupational health services, pre-employment screening, tenant screening, motor vehicle reports and consumer location services.

     We operate through networks of offices nationwide. We provide our title services through both direct operations and agents throughout the United States. We also offer title services in Australia, the Bahama Islands, Canada, Guam, Hong Kong, Ireland, Mexico, New Zealand, Puerto Rico, South Korea, the United Kingdom, the U.S. Virgin Islands and other countries abroad. To date, the international title operations have not been material to our financial condition or results of operations. Home warranty services are provided in 40 states throughout the United States. Trust services are provided in Southern California. Investment advisory, resident screening, pre-employment screening and property and casualty insurance are offered nationwide.

     The following is a list of our primary businesses:

                               Financial Services

  o  Residential title insurance                o  1031 tax-deferred exchange
                                                   services
  o  National/Commercial title insurance        o  Home warranty
  o  Subdivision title insurance                o  Property and casualty
                                                   insurance
  o  Equity loan services                       o  Trust services
  o  Aircraft and vessel title insurance        o  Banking services
  o  Title and escrow systems                   o  Investment services


                             Information Technology

  o  Flood determination and compliance         o Specialized credit reporting
  o  Residential and commercial real estate     o Pre-employment screening and
     tax reporting and valuation services         occupational health services
  o  Default management services                o Sub-prime consumer information
  o  Property characteristic and valuation      o Tenant screening
     information
  o  Title plant and document imaging services  o Vehicle information
  o  Appraisal and property valuation           o Consumer credit reports
  o  Credit reporting and information           o Mortgage document services
     management

     Our principal executive office is located at 1 First American Way, Santa Ana, California 92707-5913, and our telephone number is (714) 800-3000.

About This Prospectus

     This prospectus and each prospectus supplement (if any) is part of a registration statement on Form S-4 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer and sell, from time to time, in one or more offerings, up to a total of 3,000,000 of our common shares for use in connection with acquisitions by us of other businesses, assets or securities of other business entities. The consideration offered by us in such acquisitions, in addition to any shares of common stock offered by this prospectus, may include cash, certain assets and/or assumption by First American of liabilities of the businesses, assets or securities being acquired.

     The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its equity securities when pertinent. It is anticipated that shares of our common stock issued in any such acquisition will be offered at approximately the then current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares.

     We do not expect to pay underwriting discounts or commissions, although we may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.

     This prospectus provides you with a general description of the securities we may sell. If necessary, each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the information incorporated by reference. See "Documents Incorporated by Reference" on page 8.

     We may also permit individuals or entitles who have received or will receive shares of our common stock in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this prospectus to cover their resale of such shares. See "Selling Shareholders," as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this prospectus to sell their shares of our common stock.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on which it is released by First American.

                                  RISK FACTORS

     You should carefully consider each of the following risk factors, as well as the other information contained elsewhere in this prospectus, each prospectus supplement and the information incorporated by reference before deciding to purchase any of our common shares. We face risks other than those listed here, including those that are unknown to us and others of which we may be aware of but, at present, consider immaterial. Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

CERTAIN RECURRING TRENDS GENERALLY RESULT IN A DECREASE IN THE DEMAND FOR OUR
  PRODUCTS

     Demand for our products generally decreases as the number of real estate transactions in which our products are purchased decreases. We have found that the number of real estate transactions in which our products are purchased decreases in the following situations:

     o    when mortgage interest rates are high;

     o    when the mortgage fund supply is limited; and

     o    when the United States economy is weak.

     We believe that this trend will recur.

CHANGES IN GOVERNMENT REGULATION COULD PROHIBIT OR LIMIT OUR OPERATIONS

     Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Changes in the applicable regulatory environment or statutory guidelines could prohibit or restrict our existing or future operations. Such restrictions may restrict our ability to implement rate increases, acquire assets or businesses or otherwise have a negative impact on our ability to generate revenue and earnings.

WE MAY BE SUBJECT TO INCREASED REGULATION REGARDING THE USE OF PERSONAL
  INFORMATION

     Certain data and services we provide are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations has not had a material adverse effect on our results of operations or financial condition to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect our operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue.

WE MAY NOT BE ABLE TO PURSUE OUR ACQUISTION STRATEGY

     We intend to continue to grow through acquisitions. We may not be able to identify suitable acquisition candidates or complete acquisitions on satisfactory terms. A number of our competitors also have adopted the strategy of expanding and diversifying through acquisitions. We will continue to experience competition in our effort to execute on our acquisition strategy. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

THE INTEGRATION OF COMPANIES WE ACQUIRE MAY BE DIFFICULT AND MAY RESULT IN A
  FAILURE TO REALIZE SOME OF THE ANTICIPATED POTENTIAL BENEFITS OF ACQUISITIONS

     When companies are acquired, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Any difficulty in successfully integrating or managing the operations of the businesses could have a material adverse effect on our business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. Our management also will be required to dedicate substantial time and effort to the integration of our acquisitions. These efforts could divert management's focus and resources from other strategic opportunities and operational matters.

OUR EARNINGS MAY BE REDUCED IF ACQUISITION PROJECTIONS ARE INACCURATE

     Our earnings have improved since 1991 in large part because of our acquisition and integration of non-title insurance businesses. These businesses generally have higher margins than the title insurance businesses. For example, pre-tax margins for the title insurance and services segment were 11.1% in 2003, while pre-tax margins for the segments in our information technology group in the same year were 27.6%. The success or failure of acquisitions in this group has depended in large measure upon the accuracy of our projections. These projections are not always accurate. Inaccurate projections have historically led to lower than expected earnings.

AS A HOLDING COMPANY, WE DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES, AND IF
  DISTRIBUTIONS FROM OUR SUBSIDIARIES ARE MATERIALLY IMPAIRED, OUR ABILITY TO DECLARE AND PAY DIVIDENDS MAY BE ADVERSELY AFFECTED

     First American is a holding company whose primary assets are the securities of its operating subsidiaries. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or repay funds to us. If our operating subsidiaries are not able to pay dividends or repay funds, we may not be able to declare and pay dividends to our shareholders. Moreover, pursuant to insurance and other regulations under which our insurance subsidiaries operate, the amount of dividends, loans and advances available is limited. Under such regulations, the maximum amount of dividends, loans and advances available to us from our insurance subsidiaries in 2004 is $313.4 million.

CERTAIN PROVISIONS OF OUR CHARTER AND RIGHTS PLAN MAY MAKE A TAKEOVER OF OUR
  COMPANY DIFFICULT EVEN IF SUCH TAKEOVER COULD BE BENEFICIAL TO SOME OF OUR SHAREHOLDERS

     Our restated articles of incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board is empowered, without further shareholder action, to issue shares or series of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights, including the ability to receive dividends, of our common shareholders. The issuance of such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. In conjunction with the rights plan discussed below, we have authorized the issuance of our Series A Junior Participating Preferred Shares. Although we have no present intention of issuing any additional shares or series of preferred stock, we cannot guarantee that we will not make such an issuance in the future.

     We have adopted a rights plan which could, alone or in combination with our restated articles of incorporation, discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to our shareholders for their common shares.

                             SELECTED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial and other data for the five years ended December 31, 2003. The summary is qualified in its entirety by reference to the financial statements and other information contained in our annual report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this prospectus. All data are in thousands except percentages, per share data and employee data.


                                                                                Year Ended December 31
                                                        ---------------------------------------------------------------------
                                                             2003          2002          2001          2000          1999
                                                        ------------- ------------  ------------  ------------   ------------
Revenues                                                 $ 6,213,714   $ 4,704,209   $ 3,750,723   $ 2,934,255   $ 2,988,169
Income before cumulative effect of a change in
   accounting for tax service contracts (Note A)         $   451,022   $   234,367   $   167,268   $    82,223   $    88,643
Cumulative effect of a change in accounting for tax
   service contracts (Note A)                                     --            --            --            --   $   (55,640)
Net income                                               $   451,022   $   234,367   $   167,268   $    82,223   $    33,003
Total assets                                             $ 4,892,111   $ 3,398,045   $ 2,837,263   $ 2,199,737   $ 2,116,414
Notes and contracts payable                              $   553,888   $   425,705   $   415,341   $   219,838   $   196,815
Mandatorily redeemable preferred securities              $   100,000   $   100,000   $   100,000   $   100,000   $   100,000
Stockholders' equity                                     $ 1,879,520   $ 1,364,589   $ 1,104,452   $   870,237   $   815,991
Return on average stockholders' equity (Note B)                 27.8%         19.0%         16.9%          9.8%         10.9%
Cash dividends on common shares                          $    34,008   $    24,570   $    18,210   $    15,256   $    15,840
Per share of common stock (Note C)--
   Basic:
      Income before cumulative effect of a change in
        accounting for tax service contracts             $      5.89   $      3.27   $      2.51   $      1.29   $      1.37
      Cumulative effect of a change in accounting for             --            --            --            --          (.86)
        tax service contracts                           ------------- ------------  ------------  ------------   ------------

      Net income                                         $      5.89   $      3.27   $      2.51   $      1.29   $       .51
                                                        ------------- ------------  ------------  ------------   ------------
   Diluted:

      Income before cumulative effect of a change in
        accounting for tax service contracts             $      5.22   $      2.92   $      2.27   $      1.24   $      1.34
      Cumulative effect of a change in accounting for             --            --            --            --          (.84)
        tax service contracts
                                                        ------------- ------------  ------------  ------------   ------------
      Net income                                         $      5.22   $      2.92   $      2.27   $      1.24   $       .50
                                                        ------------- ------------  ------------  ------------   ------------
      Stockholders' equity                               $     23.84   $     18.53   $     16.08   $     13.62   $     12.54
      Cash dividends                                     $       .50   $       .34   $       .27   $       .24   $       .24
Number of common shares outstanding
   Weighted average during the year
      Basic                                                   76,632        71,594        66,568        63,680        64,669
      Diluted                                                 87,775        82,567        75,834        66,050        66,351
   End of year                                                78,826        73,636        68,694        63,887        65,068
Title orders opened (Note D)                                   2,511         2,184         1,930         1,241         1,334
Title orders closed (Note D)                                   2,021         1,696         1,405           975         1,120
Number of employees                                           29,802        24,886        22,597        20,346        20,065


     Note A--Resulted from the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", which became effective January 1, 1999, and applied to our tax service operations.

     Note B--Return on average stockholders' equity for 1999 excludes the cumulative effect of a change in accounting for tax service contracts from both net income and stockholders' equity.

     Note C--Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

     Note D--Title order volumes are those processed by the direct title operations of First American and do not include orders processed by agents.



                              SELLING SHAREHOLDERS

     Certain persons who receive our common shares may want to resell those securities in distributions that would require the delivery of a prospectus. With our consent, this prospectus, as supplemented hereby, may be used by certain shareholders who wish to sell our common stock. As used in this prospectus, "selling shareholders" may include shareholders who receive our common shares hereunder in connection with an acquisition and donees and pledgees selling shares received from such people. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

     Selling shareholders may sell our common shares in any combination of the following:

     o through the New York Stock Exchange or any national securities exchange on which our common stock has been approved for listing in the future;

     o    directly to purchasers in negotiated transactions;

     o by or through brokers or dealers, in ordinary brokerage transactions or transactions in which the broker solicits purchases;

     o in block trades in which the broker or dealer will attempt to sell securities as an agent but may position and resell a portion of the block as principal;

     o in a transaction in which a broker or dealer purchases as principal for resale for its own account; or

     o    through underwriters or agents.

     Resales by selling shareholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. Shares of our common stock may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. The securities firm may resell the shares through other securities dealers, and commissions or concessions to those other dealers may be allowed. Such selling shareholders may indemnify any securities firm participating in such transactions against certain liabilities, including liabilities under the Securities Act and to reimburse them for any expenses in connection with an offering or sale of securities.

     The selling shareholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be an "underwriter" within the meaning of the Securities Act. Any commissions received by them and profit on any resale of such shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

     Selling shareholders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling shareholders should seek the advice of their own counsel about the legal requirements for such sales.

     In connection with resales of shares sold under this prospectus, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, to disclose the identity of the selling shareholders, the number of shares to be sold by the selling shareholders, any material relationship a selling shareholder may have with us, and other details of the resale to the extent appropriate. Information concerning the selling shareholders will be obtained from the selling shareholders.

     We will not receive any part of the proceeds from the resale by the selling shareholders of any shares under this prospectus. We will bear all expenses other than selling discounts and commissions and fees and expenses of the selling shareholders in connection with the registration of the shares being reoffered by the selling shareholders.

     The table below sets forth, as of the date of this prospectus, the following information:

     o the name of each holder of our common shares that may currently be sold pursuant to this prospectus;

     o the number of our common shares that each selling shareholder owns as of such date;

     o the number of our common shares owned by each selling shareholder that may be offered for sale from time to time pursuant to this prospectus;

     o the number of our common shares to be held by each selling shareholder assuming the sale of all the shares offered hereby; and

     o by footnote, any position or office held or material relationship with The First American Corporation or any of its affiliates within the past three years, other than that of being a shareholder.

--------------------------------------------------------------------------------------------------------------------
                                                                       Number of Shares
                                                                       to be Offered for
                                               Shares Owned of Record     the Selling      Shares Owned of Record
                                                Prior to the Offering    Shareholder's    After Completion of the
                                                                                                  Offering
   Name of Selling Shareholder                    Number        %           Account         Number          %
--------------------------------------------------------------------------------------------------------------------
   Kenneth J. Lingenfelter                           0          0            163,454           0            0
--------------------------------------------------------------------------------------------------------------------
   Central Metropolitan Title, L.L.C.                0          0             37,619           0            0
--------------------------------------------------------------------------------------------------------------------
   Chris Mooser                                      0          0             34,191           0            0
--------------------------------------------------------------------------------------------------------------------
   Shawn Freibert                                    0          0             22,794           0            0
--------------------------------------------------------------------------------------------------------------------
   Stephen Moorhead                                  0          0             32,607           0            0
--------------------------------------------------------------------------------------------------------------------
   Jeffrey Godfrey                                   0          0             32,607           0            0
--------------------------------------------------------------------------------------------------------------------
   ABSG Consulting Inc.                              0          0            141,294           0            0
--------------------------------------------------------------------------------------------------------------------
   Robert B. Leeber                                  0          0             35,214           0            0
--------------------------------------------------------------------------------------------------------------------
   Robert H. Wood                                    0          0             35,214           0            0
--------------------------------------------------------------------------------------------------------------------
   Myra Engelkes, Trustee of the Engelkes
   Declaration of Trust dated April 29, 2003         0          0             36,682           0            0
--------------------------------------------------------------------------------------------------------------------
   John M. Duggan, Trustee of the John M.
   Duggan Family Trust dated June 10, 2003          587         *             77,440          587           *
--------------------------------------------------------------------------------------------------------------------
   Patrick Hylant                                    0          0             42,615           0            0
--------------------------------------------------------------------------------------------------------------------
   Donald Mewhort                                    0          0             28,410           0            0
--------------------------------------------------------------------------------------------------------------------
   Sandra Hylant                                     0          0             12,534           0            0
--------------------------------------------------------------------------------------------------------------------
   Totals:                                           0          0            732,675           0            0
--------------------------------------------------------------------------------------------------------------------

     * Represents less than one percent of shares outstanding.

     We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information and documents with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC may charge a fee for making copies. You may call the SEC at (800) 732-0330 for more information on the operation of the Public Reference Room, and on the availability of other Public Reference Rooms. Our filings with the SEC are also available to the public on the Internet through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at www.sec.gov.

     We have filed a registration statement on Form S-4 with the SEC to register the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits to the registration statement. For further information about First American, investors should refer to the registration statement and its exhibits. A copy of the registration statement and its exhibits may be inspected, without charge, at a Public Reference Room or on the SEC's web site.

     You should analyze the information in this prospectus, each prospectus supplement and the additional information described under the heading "Documents Incorporated By Reference" below before you make a decision about investing in our common shares.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" certain information in documents we file with them, which means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus, information filed subsequently that is incorporated by reference and information in any prospectus supplement. These documents contain important business and financial information about our company, including information concerning its financial performance, and we urge you to read them. We incorporate by reference into this prospectus all of the following documents:

     o our annual report on Form 10-K for the fiscal year ended December 31, 2003;

     o our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

     o our current reports on Form 8-K for the periods ended March 24, 2004. April 15, 2004 and May 18, 2004;

     o the description of our common shares, $1.00 par value, contained in our registration statement on Form 8-A, dated November 19, 1993, which registers the shares under Section 12(b) of the Exchange Act; and

     o the description of Rights to Purchase Series A Junior Participating Preferred Shares, which may be transferred with First American's common shares, contained in its registration statement on Form 8-A, dated November 7, 1997, which registers the rights under Section 12(b) of the Exchange Act.

     We also incorporate into this prospectus all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act that we file between the date of this prospectus and the earlier of the following dates:

     o the date on which all of the shares offered by this prospectus are resold by the persons or entities who acquire them from us; and

     o the date that is one year after the last date on which shares offered by this prospectus are issued by us.

     However, any documents or portions thereof or any exhibits thereto that we furnish to, but do not file with, the SEC shall not be incorporated or deemed to be incorporated by reference into this prospectus.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are based on our management's estimates and assumptions and take into account only the information available at the time the forward-looking statements are made. Although we believe these estimates and assumptions are and will be reasonable, forward-looking statements involve risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested in the forward-looking statements. Forward-looking statements include the information concerning future financial performance, business strategy, projected plans and objectives of First American set forth in this prospectus, including:

     o    statements about any future increase in refinancing activity;

     o continued strong relationships with lenders and our ability to leverage such relationships;

     o future cash flows from operations and anticipated operational cash requirements; and

     o    the scope of our services.

     The words "anticipates," "estimates," "projects," "forecasts," "goals," "believes," "expects," "intends," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties. The following are some important factors that could cause actual results to differ materially from those in forward-looking statements:

     o changes in the real estate market, interest rates or the general economy;

     o    limitations on access to public records and other data;

     o changes in government regulations that are applicable to our regulated businesses;

     o    our continued ability to identify businesses to be acquired;

     o    changes in our ability to integrate businesses which we acquire;

     o    an increase in our expenses;

     o    consolidation among our significant competitors or customers; and

     o other factors described in our annual report on Form 10-K for the fiscal year ended December 31, 2003.

     Our actual results, performance or achievement could differ materially from those expressed in, or implied by, forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of First American. The forward-looking statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.


                                  LEGAL MATTERS

     The validity of the common stock offered hereunder has been passed upon by White & Case LLP, 633 West Fifth Street, Los Angeles, California 90071.


                                     EXPERTS

     The financial statements and the related financial statement schedules incorporated into this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in the report of said firm, which report is also incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

                         THE FIRST AMERICAN CORPORATION

                        3,000,000 SHARES OF COMMON STOCK





                    [Logo of The First American Corporation]





                               -------------------

                                   PROSPECTUS

                               -------------------



     We have not authorized anyone to give you any information that differs from the information in this prospectus. If you receive any different information, you should not rely on it.

     The delivery of this prospectus shall not, under any circumstances, create an implication that THE FIRST AMERICAN CORPORATION is operating under the same conditions that it was operating under on the date of this prospectus. Do not assume that the information contained in this prospectus is correct at any time past the date indicated.

     This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

     This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities to which it relates in any circumstances in which such offer or solicitation is unlawful.

                               Dated June 1, 2004